Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

Plan for announcements

In 2007, Statoil intends to present its financial reports and conduct its annual general meeting according to this plan:

12 February at 08:00 (CET)

Publication of fourth quarter 2006 results

8 May at 08:00 (CET)

Publication of first quarter 2007 results

15 May at 17:00 (CET)

Annual general meeting in Stavanger, Norway

30 July at 08:00 (CET)

Publication of second quarter 2007 results

29 October at 08:00 (CET)

Publication of third quarter 2007 results

Due to the merger process between Statoil and Hydro's oil and gas activities, the dates are subject to change. Should the dates be changed, the market will be informed in due time.

Further information from Statoil ASA:
www.statoil.com